Exhibit 99.3

EXECUTION VERSION

This AMENDMENT NO. 1, dated as of August 12, 2015 (this “Amendment”), among AMAYA INC. (formerly known as Amaya Gaming Group Inc.), as Parent (“Parent”), AMAYA HOLDINGS COÖPERATIVE U.A., as Holdings (“Holdings”), AMAYA HOLDINGS B.V., as Dutch Borrower (“Dutch Borrower”), AMAYA (US) CO-BORROWER, LLC, as Co-Borrower (“Co-Borrower”), and BARCLAYS BANK PLC, as administrative agent and collateral agent (in such capacity, together with its successors, the “Administrative Agent”) for the Lenders (as defined below), amends that certain Second Lien Credit Agreement, dated as of August 1, 2014 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), entered into among Parent, Holdings, Dutch Borrower, Co-Borrower, the institutions from time to time party thereto as Lenders (the “Lenders”) and the Administrative Agent. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to Section 9.08(e) the Credit Agreement, any Loan Document may be modified by Parent, Holdings, Dutch Borrower, Co-Borrower and the Administrative Agent to cure any ambiguity, omission, defect or inconsistency of a technical nature;

WHEREAS, Parent, Holdings, Dutch Borrower, Co-Borrower and the Administrative Agent desire to the amend the Credit Agreement to cure certain errors on the terms set forth herein;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and receipt of all of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.Amendments to the Credit Agreement. Effective as of the Amendment

No. 1 Effective Date (as defined below), the Credit Agreement is hereby amended as follows:

(a)Section 6.01(k) of the Credit Agreement is hereby amended to add the following parenthetical immediately after the term “Incremental Commitments” in such section:

“(as defined in the First Lien Credit Agreement as in effect on the Closing Date)”

(b)Exhibit B to the Credit Agreement is hereby replaced in its entirety with Annex A attached hereto.

SECTION 2.Representations and Warranties: Each of Parent, Holdings, Dutch Borrower and Co-Borrower represents and warrants to the Administrative Agent and the Lenders as of the Amendment No. 1 Effective Date (as defined below) that:

(a)All representations and warranties of Parent, Holdings, Dutch Borrower, Co-Borrower and each other Loan Party contained in Article 3 of the Credit Agreement or any other Loan Document are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) on and as of the Amendment No. 1 Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (and in all respects if any such representation or warranty is already qualified by materiality) as of such earlier date; and

(b)No Default or Event of Default exists or has occurred and is continuing on and as of the Amendment No. 1 Effective Date.

SECTION 3.Conditions of Effectiveness. Section 1 of this Amendment shall become effective on the date (such date being referred to as the “Amendment No. 1 Effective Date”, which date is August 12, 2015) that the Administrative Agent shall have received this Amendment, duly executed and delivered by (A) Parent, (B) Holdings, (C) Dutch Borrower, (D) Co-Borrower and (E) the Administrative Agent.

SECTION 4.Effect of Amendment. Except as expressly set forth herein, this Amendment shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the

Credit Agreement or any provision of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. As of the Amendment No. 1 Effective Date, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Loan Documents to the Credit Agreement (including, without limitation, by means of words like “thereunder,” “thereof” and words of like import), shall mean and be a reference to the Credit Agreement as amended hereby, and this Amendment and the Credit Agreement shall be read together and construed as a single instrument. This Amendment shall constitute a Loan Document.

SECTION 5.Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A set of counterparts executed by all the parties hereto shall be lodged with the Parent and the Administrative Agent.

SECTION 6.Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL, EXCEPT AS OTHERWISE PROVIDED IN THE CREDIT AGREEMENT OR THE SECURITY DOCUMENTS, BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

SECTION 7.Headings Descriptive. The headings of the several Sections of this Amendment are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Amendment.

[SIGNATURE PAGES FOLLOW]

2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AMAYA INC.,
as Parent

By:	/s/ Marlon D. Goldstein
	Name:	Marlon D. Goldstein
	Title:	EVP

[Signature Page to Amendment No. 1]

AMAYA HOLDINGS COÖPERATIEVE U.A., as
Holdings

By:	/s/ Marlon D. Goldstein	By:
Name:	Marlon D. Goldstein	Name:	Panma B.V.,	represented by
Title:	Managing Director A	Title:	Managing Director B
Date:	, 2015	Date:		, 2015

[Signature Page to Amendment No. 1]

AMAYA HOLDINGS COÖPERATIEVE U.A., as
Holdings

By:		By:	/s/ DJM Kramer
Name:	Marlon D. Goldstein	Name:	Panma B.V.,	represented by	DJM Kramer
Title:	Managing Director A	Title:	Managing Director B
Date:	, 2015	Date:	11 August	, 2015

[Signature Page to Amendment No. 1]

AMAYA HOLDINGS B.V., as Dutch Borrower

		By:	Amaya Holding Coöperatieve U.A.

By:	/s/ Marlon D. Goldstein	By:
Name:	Marlon D. Goldstein	Name:	Panma B.V.,	represented by
Title:	Managing Director A	Title:	Managing Director B
Date:	, 2015	Date:		, 2015

[Signature Page to Amendment No. 1]

AMAYA HOLDINGS B.V., as Dutch Borrower

		By:	Amaya Holding Coöperatieve U.A.

By:		By:	/s/ DJM Kramer
Name:	Marlon D. Goldstein	Name:	Panma B.V.,	represented by	DJM Kramer
Title:	Managing Director A	Title:	Managing Director B
Date:	, 2015	Date:	11 August	, 2015

[Signature Page to Amendment No. 1]

AMAYA (US) CO-BORROWER, LLC.
as Co-Borrower

By:	/s/ Marlon D. Goldstein
	Name:	Marlon D. Goldstein
	Title:	EVP

[Signature Page to Amendment No. 1]

BARCLAYS BANK PLC,
as Administrative Agent and Collateral Agent

By:	/s/ Mathew Cybul
	Name:	Mathew Cybul
	Title:	Assistant Vice President

[Signature Page to Amendment No. 1]

ANNEX A

[Attached]

Exhibit B

AUCTION PROCEDURES

This Exhibit B is intended to summarize certain basic terms of the modified Dutch auction procedures pursuant to and in accordance with the terms and conditions of Section 2.25 of the Credit Agreement (as defined below), of which this Exhibit B is a part. It is not intended to be a definitive statement of all of the terms and conditions of a modified Dutch auction, the definitive terms and conditions for which shall be set forth in the Auction Notice (as defined below). None of the Administrative Agent, [ ] (the “Auction Manager”), or any of its Affiliates makes any recommendation pursuant to any Auction Notice as to whether or not any Lender should participate in a Purchase Offer, nor shall the decision by the Administrative Agent or the Auction Manager (or any of their Affiliates) in its capacity as a Lender to participate in a Purchase Offer be deemed to constitute such a recommendation. Each Lender should make its own decision as to whether to participate in a Purchase Offer and as to the price to be sought for such Term Loans. In addition, each Lender should consult its own attorney, business advisor or tax advisor as to legal, business, tax and related matters concerning each Purchase Offer and the Auction Notice. Capitalized terms not otherwise defined in this Exhibit B have the meanings assigned to them in the Second Lien Credit Agreement, dated as of August 1, 2014, among AMAYA GAMING GROUP INC. (“Parent”), AMAYA HOLDINGS COÖPERATIEVE U.A. (“Holdings”), AMAYA HOLDINGS B.V. (“Dutch Borrower”), AMAYA (US) CO-BORROWER, LLC (together with Dutch Borrower, the “Borrowers”), the lenders party thereto from time to time and BARCLAYS BANK PLC, as administrative agent (the “Administrative Agent”) and collateral agent (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

(a)Notice Procedures. In connection with each Purchase Offer, the Dutch Borrower will provide notification to the Auction Manager for distribution to the Lenders of the Term Loans (each, an “Auction Notice”). Each Auction Notice shall contain (i) the aggregate amount of the Term Loans that the Dutch Borrower offers to prepay in such Purchase Offer (the “Auction Amount”), which may be expressed at the election of the Dutch Borrower as either (A) the total par principal amount of the Class or Classes of Term Loans offered to be prepaid or (B) the total cash amount offered to be paid pursuant to the Purchase Offer; (ii) the range of discounts to par (the “Discount Range”), expressed as a range of prices per $1,000, at which the Dutch Borrower would be willing to prepay Term Loans in such Purchase Offer; provided that the par principal amount of the Term Loans offered to be prepaid in each Auction shall be in a minimum aggregate amount of $25,000,000 and with minimum increments of $5,000,000 (it being understood that the par principal amount of Term Loans actually prepaid may be less than the minimum amount in the event that the aggregate par principal amount of Term Loans actually offered to be available for prepayment by Lenders in such Auction is less than the minimum amount); (iii) the date on which such Purchase Offer will conclude, on which date Return Bids (as defined below) will be due by 1:00 p.m., New York City time (as such date and time may be extended by the Auction Manager, the “Expiration Time”); and (iv) any other conditions specified by the Dutch Borrower that must be satisfied for the Dutch Borrower, to be obligated to consummate such Purchase Offer. Such Expiration Time may be extended upon notice by the Borrowers to the Auction Manager received not less than 24 hours before the original Expiration Time. The terms of the Auction Notice may be amended upon notice by the Dutch Borrower to the Auction Manager received not less than 24 hours before the original Expiration Time. A Purchase Offer shall be regarded as a “failed auction prepayment offer” in the event that either (x) the Dutch Borrower withdraws such Purchase Offer in accordance with the terms hereof or as set forth in Section 2.25(b) of the Credit Agreement or (y) the Expiration Time occurs with no Qualifying Bids (as defined below) having been received. Notwithstanding anything to the contrary contained herein, the Dutch Borrower shall not initiate any Purchase Offer by delivering an Auction Notice to the Auction Manager until after the conclusion (whether successful or failed) of the previous Purchase Offer (if any), whether such conclusion occurs by withdrawal of such previous Purchase Offer or the occurrence of the Expiration Time of such previous Purchase Offer.

(b)Reply Procedures. In connection with any Purchase Offer, each Lender wishing to participate in such Purchase Offer shall, prior to the Expiration Time, provide the Auction Manager with a notice of participation, in the form included in the Auction Notice (each, a “Return Bid”) which shall specify (i) a discount to par that must be expressed as a price per $1,000 in principal amount of Term Loans (the “Reply Price”) of each Class within the applicable Discount Range and (ii) the par principal amount of Term Loans of each Class that such Lender accepts for prepayment at its Reply Price, which must be in increments of $100,000 (the “Reply Amount”). The minimum incremental amount requirements described above shall not apply if Lender submits a Reply Amount equal to such Lender’s entire remaining amount of its applicable Class or Classes of Term Loans. Lenders may only submit one

Form of Auction Procedures

Return Bid per Class per Purchase Offer, but each Return Bid may contain up to three component bids (or such larger number of component bids as may be specified in the Auction Notice), each of which may result in a separate Qualifying Bid and each of which will not be contingent on any other component bid submitted by such Lender resulting in a Qualifying Bid. In addition to the Return Bid, the participating Lender must execute and deliver, to be held in escrow by the Auction Manager, an assignment and assumption in the form included in the Auction Notice (each, an “Auction Assignment and Assumption”). The Dutch Borrower will not prepay any Term Loans at a price that is outside of the applicable Discount Range, nor will any Return Bids (including any component bids specified therein) submitted at a price that is outside such applicable Discount Range be considered in any calculation of the Applicable Threshold Price (as defined below). Any Lender with outstanding Term Loans whose Return Bid is not received by the Auction Manager by the Expiration Time shall be deemed to have declined to accept any Auction Prepayment of any of its Term Loans at any discount to their par value within the Discount Range.

(c)Acceptance Procedures. Based on the Reply Prices and Reply Amounts received by the Auction Manager, the Auction Manager, in consultation with the Dutch Borrower, will calculate the lowest purchase price (the “Applicable Threshold Price”) for such Purchasse Offer within the Discount Range for such Purchase Offer that will allow the Dutch Borrower to complete the Purchase Offer by prepaying the full Auction Amount (or such lesser amount of Term Loans for which the Dutch Borrower has received Qualifying Bids). The Dutch Borrower shall prepay Term Loans of each Lender whose Return Bid is within the Discount Range and contains a Reply Price that is equal to or less than the Applicable Threshold Price (each, a “Qualifying Bid”). All Term Loans included in Qualifying Bids (including multiple component Qualifying Bids contained in a single Return Bid) received at a Reply Price lower than the Applicable Threshold Price will be prepaid at the Applicable Threshold Price, subject to proration as set forth in paragraph (d) below. Each participating Lender will receive notice of a Qualifying Bid as soon as reasonably practicable but in no case later than five business days from the date of the Expiration Time.

(d)Proration Procedures. If the aggregate principal amount of all Term Loans for which Qualifying Bids have been submitted in any given Purchase Offer at or below the Applicable Threshold Price would exceed the remaining portion of the Auction Amount, the Dutch Borrower shall prepay such Loans ratably based on the relative principal amounts offered by each Lender in an aggregate amount equal to the amount necessary to complete the prepayment of the Auction Amount. No Return Bids or any component thereof will be accepted above the Applicable Threshold Price.

(e)Notification Procedures. The Auction Manager will calculate the Applicable Threshold Price and post the Applicable Threshold Price and proration factor onto an internet or intranet site (including an IntraLinks, SyndTrak or other electronic workspace) in accordance with the Auction Manager’s standard dissemination practices by 4:00 p.m., on the Business Day after which the Expiration Time occurs; provided that the failure to post such Applicable Threshold Price and proration factor by such time shall not affect the validity of such Purchase Offer. The Auction Manager will insert the principal amount of Term Loans of the applicable Class to be prepaid and the applicable settlement date.

(f)Prepayment Notice. Each Auction Notice shall contain the following representations and warranties by the Dutch Borrower:

“No Default or Event of Default shall have occurred and be continuing on the date of the delivery of each notice of an auction and at the time of (and immediately after giving effect to) the purchase of any Term Loans in connection with any Purchase Offer.

No Loan Party shall have any material non-public information with respect to the Loan Parties or their Subsidiaries, or with respect to the Loans or the securities of any such person, that (A) has not been previously disclosed in writing to the Administrative Agent and the Lenders (other than because such Lender does not wish to receive such material non-public information) prior to such time and (B) could reasonably be expected to have a material effect upon, or otherwise be material to, a Lender’s decision to participate in the Purchase Offer.

Each of the conditions set forth in Section 2.25(a) of the Credit Agreement has been satisfied.”

Form of Auction Procedures

(g)Additional Procedures. Once initiated by an Auction Notice, the Dutch Borrower must, in accordance with Section 2.25(b) of the Credit Agreement, terminate any Purchase Offer if they reasonably believe that they will fail to satisfy one or more of the conditions set forth in Section 2.25(a) of the Credit Agreement which are required to be met at the time which otherwise would have been the time of prepayment of Term Loans pursuant to such Purchase Offer. Any Return Bid (including any component bid thereof) delivered to the Auction Manager may not be withdrawn, modified, revoked, terminated or cancelled by a Lender. However, a Purchase Offer may become void if the conditions to the prepayment set forth in Section 2.25 of the Credit Agreement are not met. The Dutch Borrower shall pay the aggregate purchase price in respect of all Qualifying Bids for which prepayment by the Dutch Borrower is required in accordance with the foregoing provisions to the Administrative Agent for the account of the applicable Lenders not later than 2:00 p.m. on a settlement date as determined jointly by the Dutch Borrower and the Auction Manager (which shall be not later than ten Business Days after the date Return Bids are due). All questions as to the form of documents and eligibility of Term Loans that are the subject of a Purchase Offer will be determined by the Auction Manager, in consultation with the Dutch Borrower, and their determination will be final and binding so long as such determination is not inconsistent with the terms of Section 2.25 of the Credit Agreement or this Exhibit B. The Auction Manager’s interpretation of the terms and conditions of the Auction Notice, in consultation with the Dutch Borrower, will be final and binding so long as such interpretation is not inconsistent with the terms of Section 2.25 of the Credit Agreement or this Exhibit B. None of the Administrative Agent, the Auction Manager or any of its Affiliates assumes any responsibility for the accuracy or completeness of the information concerning the Dutch Borrower, the Loan Parties or any of their Affiliates (whether contained in an Auction Notice or otherwise) or for any failure to disclose events that may have occurred and may affect the significance or accuracy of such information. This Exhibit B shall not require the Dutch Borrower to initiate any Purchase Offer.

Form of Auction Procedures